

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 1, 2007

Mr. Brad Bernstein
President
Anchor Funding Services, Inc.
2201-E Crownpoint Executive Drive
Charlotte, North Carolina 28227

**Re: Anchor Funding Services, Inc.
Registration Statement on Form 10-SB/A
Quarterly Report on Form 10Q-SB for the period ended June 30, 2007
File No. 0-52589**

Dear Mr. Bernstein:

We have reviewed your responses dated September 27, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1. We note your response to prior comment 1. Please disclose in detail your revenue recognition policies for existing customers and new customers.

2. Please also disclose the following information:

a.   How you determine your fee accrual for customers with prior history, including the historical period upon which you rely.

b.   How you will determine your fee accrual for new customers including any data from other similar customers that is utilized to determine the collectibility of fees or other considerations. Disclose how you determine if a customer is similar. Disclose how and when you will revise your estimated yields to consider historical experience for purposes of accruing your fees.

c.   When you will use the cost recovery method, if ever, and how that method impacts your revenue recognition.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Accountant, at (202) 551-3385 or Dean Suehiro, Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Steven Morse, Esq. (*via facsimile*)